UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K
☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: September 30, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nayna Networks, Inc.
Full Name of Registrant

Rescon Technology Corporation
Former Name if Applicable

4699 Old Ironsides Drive, Suite 420
Address of Principal Executive Office (Street and Number)

Santa Clara, CA 95054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report of the Registrant on Form 10-QSB for the quarter ended September 30, 2006 (the “Form 10-QSB”) could not be filed on a timely basis because management requires additional time to compile and verify the data required to be included in the Form 10-QSB. The Form 10-QSB will be filed within five calendar days of the date the original report was due.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William Wong	(408)	956-8000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In November 2005, the Company entered into a securities purchase agreement which provides for the purchase and sale of convertible notes and warrants. On November 17, 2005, the investors purchased (i) $1.6 million of the 8% convertible notes, none of which have been converted, and (ii) warrants to purchase up to 800,000 shares, none of which have been exercised. On December 28, 2005, as a result of the initial filing of this registration statement, the investors purchased $1.6 million of the 8% convertible notes, none of which have been converted, and warrants to purchase up to 800,000 shares, none of which have been exercised. The impact on operations of this financial transaction has been to add approximately $64,000 in interest expense to the Statement of Operations.

Also, on January 20, 2006, the Company completed the acquisition of substantially all of the assets and certain liabilities of Abundance Networks, Inc. (Abundance), including its wholly owned subsidiary, Abundance Networks (India) Pvt. Ltd. Abundance is a privately held company located in Shelton, Connecticut, that provides Ethernet over Sonet/SDH, enterprise-class network solutions and services. The fair value of this transaction was $3,500,000 or the value of 1,750,000 original issue shares at a guaranteed value of $2 per share. This $3.5 million has been allocated as follows: Cash and receivables: $362,000; Intellectual property: $3,655,000; and Liabilities assumed: ($517,000).

Nayna Networks, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2006	By:	/s/ William Wong
William Wong
	Title:	Chief Financial Officer